

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2022

Allan Reine
Chief Financial Officer
Foghorn Therapeutics Inc.
500 Technology Square, Suite 700
Cambridge, MA 02139

> **Re: Foghorn Therapeutics Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 10, 2022**
> **File No. 001-39634**

Dear Mr. Reine:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences